Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of September 19, 2016, between Eric J. Watson and Cullen Inc Holdings Ltd. (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, $.0001 par value per share, of Long Island Iced Tea Corp. (“Schedule 13G”) and agrees that the Schedule 13G is filed on its behalf.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: September 19, 2016

/s/ Eric J. Watson
ERIC J. WATSON

CULLEN INC HOLDINGS LTD.

By:	/s/ Eric J. Watson
Name:	Eric J. Watson
Title:	Director